                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-51540
PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 19, 2000

HCA INC.
$500,000,000
6.95% NOTES DUE 2012

MATURITY
- The Notes will mature on May 1, 2012.

INTEREST
- Interest on the Notes is payable on May 1 and November 1 of each year, beginning November 1, 2002.
- Interest will accrue from April 26, 2002.

REDEMPTION
- We may at our option redeem the Notes at any time at the price described under "Description of the Notes" at page S-12 of this prospectus supplement.
- There is no sinking fund.

RANKING
- The Notes are senior unsecured obligations. The Notes rank equally with all of our existing and future unsecured senior debt and senior to all of our existing and future subordinated debt.

LISTING
- We do not intend to list the Notes on any securities exchange.

THE COMPANY
- Our principal office is located at One Park Plaza, Nashville, Tennessee 37203. Our telephone number is (615) 344-9551.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER NOTE        TOTAL
Initial Price to Public                                        99.835%     $499,175,000
Underwriting Discount                                           0.650%     $  3,250,000
Proceeds to Us (Before Expenses)                               99.185%     $495,925,000

- The Notes will be delivered to you in global form through the book-entry delivery system of The Depository Trust Company on or about April 26, 2002.

- The Underwriters listed below will purchase the Notes from us on a firm commitment basis and offer them to you, subject to certain conditions.
                              Joint Lead-Managers

DEUTSCHE BANK SECURITIES                                                JPMORGAN

                               Senior Co-Managers

BANC OF AMERICA SECURITIES LLC  FLEET SECURITIES, INC.  MIZUHO INTERNATIONAL PLC

SCOTIA CAPITAL                                        SUNTRUST ROBINSON HUMPHREY

                                  Co-Managers
BNY CAPITAL MARKETS, INC.                                    WACHOVIA SECURITIES

The date of this Prospectus Supplement is April 23, 2002.

     YOU SHOULD READ THIS PROSPECTUS SUPPLEMENT ALONG WITH THE PROSPECTUS THAT FOLLOWS. BOTH DOCUMENTS CONTAIN INFORMATION THAT YOU SHOULD CONSIDER WHEN MAKING YOUR INVESTMENT DECISION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS SUPPLEMENT ONLY. OUR BUSINESS, FINANCIAL POSITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

                               ------------------

                               TABLE OF CONTENTS

                                                             PAGE
                                                             ----
                      PROSPECTUS SUPPLEMENT

Forward-Looking Statements..................................  S-3
Prospectus Supplement Summary...............................  S-5
Ratio of Earnings to Fixed Charges.......................... S-10
Use of Proceeds............................................. S-10
Capitalization.............................................. S-11
Description of the Notes.................................... S-12
Underwriting................................................ S-18

                           PROSPECTUS

Where You Can Find More Information.........................    2
The Company.................................................    3
Ratio of Earnings to Fixed Charges..........................    3
Use of Proceeds.............................................    3
Description of the Debt Securities..........................    4
Plan of Distribution........................................   11
Legal Opinions..............................................   11
Experts.....................................................   11

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the attached prospectus include certain disclosures which contain "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan," "initiative," or "continue." These forward-looking statements address, among other things, strategic objectives and the anticipated effects of the offering. See "Prospectus Supplement Summary." These forward-looking statements are based on our current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond our control, that could significantly affect current plans and expectations and our future financial position and results of operations. These factors include, but are not limited to,

     - the outcome of the known and unknown litigation and the governmental investigations and litigation involving our business practices, including the ability to negotiate, execute and timely consummate definitive settlement agreements in the government's remaining civil cases and to obtain court approval thereof,

     - the ability to consummate the understanding with the Centers for Medicare and Medicaid Services (formerly known as the Health Care Financing Administration),

     - the highly competitive nature of the health care business,

     - the efforts of insurers, health care providers and others to contain health care costs,

     - possible changes in the Medicare and Medicaid programs that may limit reimbursements to health care providers and insurers,

     - changes in federal, state or local regulations affecting the health care industry,

     - the possible enactment of federal or state health care reform,

     - the ability to attract and retain qualified management and personnel, including affiliated physicians, nurses and medical support personnel,

     - liabilities and other claims asserted against us,

     - fluctuations in the market value of our common stock,

     - changes in accounting practices,

     - changes in general economic conditions,

     - future divestitures which may result in additional charges,

     - changes in revenue mix and the ability to enter into and renew managed care provider arrangements on acceptable terms,

     - the availability, terms and cost of capital,

     - changes in business strategy or development plans,

     - slowness of reimbursement,

     - the ability to implement our shared services and other initiatives and realize decreases in administrative, supply and infrastructure costs,

     - the outcome of pending and any future tax audits, appeals and litigation associated with our tax positions,

     - the outcome of our continuing efforts to monitor, maintain and comply with appropriate laws, regulations, policies and procedures and our corporate integrity agreement with the government,

     - increased reviews of our cost reports,

     - the ability to maintain and increase patient volumes and control the costs of providing services, and

     - other risk factors described in this prospectus supplement, the attached prospectus or the documents incorporated by reference in this prospectus supplement and the attached prospectus.

     As a consequence, current plans, anticipated actions and future financial position and results of operations may differ from those expressed in any forward-looking statements we make. You should not unduly rely on these forward-looking statements when evaluating the information presented in this prospectus supplement, the attached prospectus or the documents incorporated by reference in this prospectus supplement and the attached prospectus.

                         PROSPECTUS SUPPLEMENT SUMMARY

     You should read the following summary information together with the detailed information included in this prospectus supplement, the attached prospectus and the documents incorporated by reference in this prospectus supplement and the attached prospectus. As used in this prospectus supplement and the attached prospectus, the terms "HCA," "Company" and "we" refer to HCA Inc. (formerly known as HCA - The Healthcare Company) and its affiliates. The term "affiliates" includes our direct and indirect subsidiaries and partnerships and joint ventures in which our subsidiaries are partners.

                                      HCA
OVERVIEW

     We operate the largest chain of general acute care hospitals in the United States along with an expansive network of outpatient surgery centers and other related health care operations. At March 31, 2002, our affiliates owned and operated 175 hospitals and 74 freestanding surgery centers. Our affiliates are also partners in several 50/50 joint ventures that own and operate six hospitals and three freestanding surgery centers, which are accounted for using the equity method. Our facilities are located in 23 states, England and Switzerland.

     Our hospitals provide a comprehensive array of services including internal medicine, cardiology, oncology, obstetrics, general surgery, neurosurgery and orthopedics, as well as diagnostic and emergency services. We also provide outpatient and ancillary services through our acute care hospitals and outpatient facilities, including outpatient surgery and diagnostic centers, rehabilitation and other facilities.

OUR BUSINESS STRATEGY

     Our business strategy is to be a comprehensive provider of quality health care services in the most cost-effective manner and consistent with our ethics and compliance program, applicable government regulations and guidelines and industry standards. We also seek to enhance financial performance by increasing utilization of our facilities and improving operating efficiencies. To achieve these objectives, we pursue the following strategies:

     - emphasize a "patients first" philosophy and a commitment to ethics and compliance;

     - focus on strong assets in select, core communities;

     - develop comprehensive local health care networks with a broad range of health care services;

     - grow through increased patient volume, expansion of specialty services and emergency departments and selective acquisitions;

     - improve operating efficiencies through enhanced cost management and resource utilization, and the implementation of shared services initiatives;

     - recruit, develop and maintain relationships with physicians;

     - streamline and decentralize management, consistent with our local focus; and

     - effectively allocate capital to maximize return on investments.

INVESTIGATIONS AND LITIGATION

     We continue to be the subject of governmental investigations and litigation relating to our business practices. Additionally, we are a defendant in several qui tam actions brought by private parties on behalf of the United States of America.

     In December 2000, we entered into a plea agreement with the Criminal Division of the Department of Justice and various U.S. Attorney's Offices and a civil and administrative settlement agreement with the Civil Division of the Department of Justice. The agreements resolve all federal criminal issues outstanding against us and certain issues involving federal civil claims by or on behalf of the government against us relating to DRG coding, outpatient laboratory billing and home health issues. The civil issues that are not covered by the civil agreement and remain outstanding include claims related to cost reports and physician relations issues. The civil agreement was approved by the Federal District Court of the District of Columbia in August 2001. We paid the government $95 million, as provided by the plea agreement, during the first quarter of 2001 and paid $745 million (plus $60 million of accrued interest), as provided by the civil agreement, during the third quarter of 2001. We also entered into a corporate integrity agreement with the Office of Inspector General of the Department of Health and Human Services.

     We remain the subject of a formal order of investigation by the Securities and Exchange Commission. We understand that the SEC investigation includes the anti-fraud, insider trading, periodic reporting and internal accounting control provisions of the federal securities laws.

     We continue to cooperate in government investigations. Given the scope of the investigations and current litigation, we anticipate continued investigative activity to occur in these and other jurisdictions in the future.

     While we remain unable to predict the outcome of any of the investigations and litigation or the initiation of any additional investigations or litigation, were we to be found in violation of federal or state laws relating to Medicare, Medicaid or similar programs or breach of the corporate integrity agreement, we could be subject to substantial monetary fines, civil and criminal penalties and/or exclusion from participation in the Medicare and Medicaid programs. Any such sanctions or expenses could have a material adverse effect on our financial position, results of operations and liquidity. See our Annual Report on Form 10-K for the year ended December 31, 2001 for more detailed discussions of the risks and potential impact of these actions.

                                  THE OFFERING

TERMS OF THE NOTES:

     Notes offered...............    $500,000,000 aggregate principal amount of
                                     6.95% Notes due 2012.

     Maturity date...............    The Notes will mature on May 1, 2012.

     Interest payment dates......    May 1 and November 1 of each year,
                                     beginning November 1, 2002.

     Ranking.....................    The Notes are senior unsecured obligations.
                                     The Notes rank equally with all of our
                                     existing and future unsecured senior debt and are senior to all of our existing and future subordinated debt.

     Redemption and sinking
     fund........................    We may at our option redeem the Notes at
                                     any time at the price described under
                                     "Description of the Notes" at page S-12 of this prospectus supplement. There is no sinking fund.

     Form of Notes...............    One or more global securities, held in the
                                     name of Cede & Co., the nominee of The
                                     Depository Trust Company.

     Settlement and payment......    Same-day -- immediately available funds.

     Use of proceeds.............    We estimate that the net proceeds from the
                                     offering will be approximately $496
                                     million. We intend to use the net proceeds to pay down amounts outstanding under our bank revolving credit facility and for general corporate purposes. See "Use of Proceeds."

 For additional information with respect to the Notes, see "Description of the
                                    Notes."

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following table sets forth our summary historical consolidated financial data for the years ended December 31, 2001, 2000 and 1999 and certain selected ratios for the years ended December 31, 2001, 2000 and 1999 and our financial position at December 31, 2001. This financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 2001.

                                                                       YEAR ENDED
                                                                      DECEMBER 31,
                                                        ----------------------------------------
                                                           2001           2000           1999
                                                        ----------     ----------     ----------
                                                                 (DOLLARS IN MILLIONS)
INCOME STATEMENT DATA:
  Revenues............................................  $   17,953     $   16,670     $   16,657
  Interest expense....................................         536            559            471
  Income before extraordinary charge..................         903            219            657
  Net income..........................................         886            219            657
OPERATING DATA:
  EBITDA(a)...........................................  $    3,421     $    3,177     $    2,888
  Number of hospitals at end of period(b).............         178            187            195
  Number of licensed beds at end of period(c).........      40,112         41,009         42,484
  Admissions(d).......................................   1,564,100      1,553,500      1,625,400
  Equivalent admissions(e)............................   2,311,700      2,300,800      2,425,100
  Average length of stay (days)(f)....................         4.9            4.9            4.9
  Average daily census(g).............................      21,160         20,952         22,002
PERCENTAGE CHANGE FROM PRIOR YEAR PERIOD:
  Revenues............................................         7.7%           0.1%         (10.8)%
  Admissions(d).......................................         0.7           (4.4)         (14.1)
  Equivalent admissions(e)............................         0.5           (5.1)         (15.7)
  Revenue per equivalent admission....................         7.2            5.5            5.7

                                                                       YEAR ENDED
                                                                      DECEMBER 31,
                                                        ----------------------------------------
                                                           2001           2000           1999
                                                        ----------     ----------     ----------
SELECTED RATIOS:
  Ratio of EBITDA to interest expense.................     6.4x           5.7x           6.1x
  Ratio of total debt to EBITDA.......................     2.2x           2.1x           2.2x
  Ratio of total debt to total capitalization(h)......      56%            54%            50%
  Ratio of earnings to fixed charges..................     3.4x           1.9x           3.1x

                                                                   AT
                                                              DECEMBER 31,
                                                                  2001
                                                              ------------
FINANCIAL POSITION:
  Assets....................................................   $   17,730
  Working capital...........................................          957
  Long-term debt, including amounts due within one year.....        7,360
  Minority interests in equity of consolidated entities.....          563
  Company-obligated mandatorily redeemable securities of
    affiliate holding solely Company securities.............          400
  Stockholders' equity......................................        4,762

------------

(a) EBITDA is defined as income before extraordinary charge, depreciation and amortization, interest expense, gains on sales of facilities, impairment of long-lived assets, settlement with federal government, restructuring of operations and investigation related costs, minority interests and income taxes. EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. You should not consider EBITDA as a measure of financial performance under generally accepted accounting principles. The items excluded from EBITDA are significant components in understanding and assessing financial performance. You should not consider EBITDA in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.
(b) Excludes six facilities at December 31, 2001, nine facilities at December 31, 2000, and 12 facilities at December 31, 1999 that are not consolidated (accounted for using the equity method) for financial reporting purposes.
(c) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.
(d) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals. Management and certain investors use admissions as a general measure of inpatient volume.
(e) Management and certain investors use equivalent admissions as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.
(f) Represents the average number of days admitted patients stay in our hospitals.
(g) Represents the average number of patients in our hospital beds each day.
(h) Total capitalization includes total debt, minority interests in equity of consolidated entities, Company-obligated mandatorily redeemable securities of affiliate holding solely Company securities, forward purchase contracts and put options and stockholders' equity.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of our consolidated earnings to fixed charges for the periods presented.

    YEAR ENDED DECEMBER 31,
--------------------------------
2001   2000   1999   1998   1997
----   ----   ----   ----   ----
3.43x  1.85x  3.11x  2.58x  1.81x

     For the purpose of computing the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before minority interests, income taxes and fixed charges. "Fixed charges" consist of interest expense, debt amortization costs and one-third of rent expense, which approximates the interest portion of rent expense.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the offering of the Notes, after deducting the underwriting discount and estimated expenses of the offering, will be approximately $496 million. We intend to use the net proceeds from the sale of the Notes to repay a portion of the amounts outstanding under our $1.75 billion bank revolving credit facility and for general corporate purposes. As of March 31, 2002, we had approximately $410 million outstanding under our revolving credit facility. Based on our current credit ratings, borrowings under the revolving credit facility bear interest at a rate equal to LIBOR plus 1.00% per annum (2.88% at March 31, 2002). Amounts repaid under the bank revolving credit facility may be reborrowed.

                                 CAPITALIZATION

     The following table sets forth our total capitalization as of December 31, 2001 and as adjusted to give effect to the offering of Notes by this prospectus supplement.

                                                                AS OF DECEMBER 31, 2001
                                                              ---------------------------
                                                                               PRO FORMA
                                                                                  AS
                                                              HISTORICAL       ADJUSTED
                                                              ----------      -----------
                                                                              (UNAUDITED)
                                                                 (DOLLARS IN MILLIONS)

Long-term debt due within one year..........................   $   807          $   807
                                                               -------          -------
Long-term debt:
  Senior collateralized debt due through 2034...............       134              134
  Senior debt (fixed rate) due through 2095.................     4,677            5,177
  Senior debt (floating rate) due through 2004..............       275              275
  Bank term loan............................................       712              712
  Bank revolving credit facility............................       755              259
                                                               -------          -------
     Total long-term debt...................................     6,553            6,557
                                                               -------          -------
          Total debt........................................     7,360            7,364
                                                               -------          -------
Minority interests in equity of consolidated entities.......       563              563
                                                               -------          -------
Company-obligated mandatorily redeemable securities of
  affiliate holding solely Company obligations..............       400              400
                                                               -------          -------
Stockholders' equity:
  Common stock $.01 par value per share; authorized
     1,600,000,000 voting shares and 50,000,000 nonvoting
     shares; outstanding 488,297,200 voting shares and
     21,000,000 nonvoting shares............................         5                5
  Other.....................................................         7                7
  Accumulated other comprehensive income....................        18               18
  Retained earnings.........................................     4,732            4,732
                                                               -------          -------
     Total stockholders' equity.............................     4,762            4,762
                                                               -------          -------
          Total capitalization..............................   $13,085          $13,089
                                                               =======          =======

                            DESCRIPTION OF THE NOTES

     We will issue the Notes under an indenture, dated as of December 16, 1993, between us and The First National Bank of Chicago. We will refer to the indenture, together with all supplements, as the "Indenture." Bank One Trust Company, N.A. succeeded The First National Bank of Chicago as Trustee, which fact is reflected in the First Supplemental Indenture to the Indenture, dated as of May 25, 2000. The Bank of New York then succeeded Bank One Trust Company, N.A. as Trustee, which fact is reflected in the Third Supplemental Indenture to the Indenture, dated as of December 5, 2001. We will call The Bank of New York the "Trustee."

     A form of the Indenture is filed as an exhibit to the registration statement, of which the accompanying prospectus is a part. The following is a summary of certain provisions of the Indenture and of the Notes (or debt securities, as they are referred to in the accompanying prospectus). This summary does not purport to be complete and is subject to, and qualified by, the Indenture.

     The Notes will mature on May 1, 2012. The Notes will bear interest at the rate per year shown on the cover of this prospectus supplement, computed on the basis of a 360-day year of twelve 30-day months. The period during which the Notes will earn interest will begin on April 26, 2002 or from the most recent interest payment date to which interest has been paid or provided for. The interest will be payable twice a year on May 1 and November 1, beginning on November 1, 2002. Interest payable on any Note that is punctually paid or duly provided for on any interest payment date shall be paid to the person in whose name such Note is registered at the close of business on April 15 and October 15, as the case may be, preceding such interest payment date. We may pay interest, at our option, by checks mailed to the registered holders of the Notes.

     All of the debt securities of this series need not be issued at the same time. This series may be reopened for issuance of additional debt securities of such series without notice to any holder of Notes.

     The Notes will be issued in book-entry form only.

     You can find more detailed information regarding the terms of the Notes in the prospectus under the heading "Description of the Debt Securities."

BOOK-ENTRY SYSTEM

     The Depository Trust Company, New York, New York, will act as the Depositary for the Notes. The Notes will be represented by one or more global securities registered in the name of Cede & Co., the nominee of the Depositary. The provisions described under "Description of the Debt Securities -- Book-Entry System" in the accompanying prospectus will apply to the Notes. Accordingly, beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants.

     The Depositary has advised us and the Underwriters that it is:

     - a limited purpose trust company organized under the New York Banking Law,

     - a "banking organization" within the meaning of the New York Banking Law,

     - a member of the United States Federal Reserve System,

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934, as amended.

     The Depositary holds securities, such as the Notes, deposited by its direct participants. The Depositary also facilitates the settlement among direct participants of securities transactions in deposited securities, such as transfers and pledges, through electronic computerized book-entry changes in the direct participants' accounts. This eliminates the need for physical movement of securities certificates. Direct participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. These entities are known as indirect participants. The rules applicable to the Depositary and its direct and indirect participants are on file with the SEC.

     Principal and interest payments on the Notes registered in the name of the Depositary's nominee will be made in immediately available funds to the Depositary's nominee as the registered owner of the global securities. Under the terms of the Notes, we and the Trustee will treat the persons in whose names the Notes are registered as the owners of the Notes for the purpose of receiving payment of principal and interest on them and for all other purposes whatsoever. Therefore, neither we, the Trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the global securities to owners of beneficial interests in the global securities. The Depositary has advised us and the Trustee that its current practice is, upon receipt of any payment of principal or interest, to credit direct participants' accounts on the payment date in accordance with their respective holdings of beneficial interests in the global securities as shown on the Depositary's records, unless the Depositary has reason to believe that it will not receive payment on the payment date. Payments by direct and indirect participants to owners of beneficial interests in the global securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such direct and indirect participants and not of the Depositary, the Trustee, or HCA, subject to any statutory requirements that may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Trustee or HCA. Disbursement of such payments to the owners of beneficial interests in the global securities shall be the responsibility of the Depositary and direct and indirect participants.

     Notes represented by a global security will be exchangeable for Notes in definitive form of like tenor issuable in authorized denominations and registered in such names as the Depositary shall direct, only if either (i) the Depositary notifies us that it is unwilling or unable to continue as Depositary for such global security or if at any time the Depositary ceases to be a clearing agency registered under applicable law and we do not appoint a successor depositary within 90 days or (ii) we, in our discretion at any time, determine not to require all of the Notes of the series to be represented by a global security and so notify the Trustee. The Notes will be in denominations of $1,000 and in any greater amount that is an integral multiple. Subject to the foregoing, a global security is not exchangeable, except for a global security or global securities of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

     The distribution of the Notes may in the future be cleared through Clearstream, Luxembourg and Euroclear. Secondary market trading of book-entry interests in the Notes may take place through Euroclear and Clearstream, Luxembourg, and those participants will follow the settlement procedures that are applicable to conventional Eurobonds in registered form. Owners of book-entry interests in the Notes will receive payments relating to their Notes in United States dollars. Clearstream, Luxembourg and Euroclear have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates.

Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market.

     The policies of Clearstream, Luxembourg and Euroclear will govern payments, transfers, exchange and other matters relating to the investor's interest in securities held by them. We have no responsibility for any aspect of the records kept by Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. We also do not supervise these systems in any way.

     Clearstream, Luxembourg and Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform or continue to perform these procedures and may modify them or discontinue them at any time.

     The description of the clearing systems in this section reflects our understanding of the rules and procedures of Clearstream, Luxembourg and Euroclear as they are currently in effect. These systems could change their rules and procedures at any time. We have obtained the information in this section concerning Clearstream, Luxembourg and Euroclear and their book-entry systems and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

CLEARSTREAM, LUXEMBOURG

     Clearstream, Luxembourg is incorporated as a bank under Luxembourg law. Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry changes in customer accounts, thus eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in a number of countries. Clearstream, Luxembourg has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear.

     As a registered bank in Luxembourg, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream, Luxembourg customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream, Luxembourg customers are limited to securities brokers and dealers. Clearstream, Luxembourg customers may include the Underwriters. Other institutions that maintain a custodial relationship with a Clearstream, Luxembourg customer may obtain indirect access to Clearstream, Luxembourg.

THE EUROCLEAR SYSTEM

     The Euroclear System was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and the risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars. The Euroclear System includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries.

     The Euroclear System is operated by the Brussels office of Morgan Guaranty Trust Company of New York, which is known as the Euroclear Operator, under contract with Euroclear Clearance System, S.C., a Belgian cooperative corporation. The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the cooperative. The cooperative establishes policy for the Euroclear System on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

     The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. The Board of Governors of the Federal Reserve System, the New York State Banking Department and the Belgian Banking Commission regulate and examine the Euroclear Operator.

     The "Terms and Conditions Governing Use of Euroclear" and the related "Operating Procedures of the Euroclear System" and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

     - transfers of securities and cash within the Euroclear System;

     - withdrawal of securities and cash from the Euroclear System; and

     - receipts of payments with respect to securities in the Euroclear System.

     All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

CLEARANCE AND SETTLEMENT PROCEDURES

     We understand that investors that hold their debt securities through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures that are applicable to conventional Eurobonds in registered form. Debt securities will be credited to the securities custody accounts of Euroclear and Clearstream, Luxembourg participants on the Business Day following the settlement date, for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date. "Business Day" means any day that is not a Saturday or Sunday and that is not a day on which banking institutions are generally authorized or obligated by law to close in The City of New York or London and, for any other place of payment, in such place of payment.

     We understand that secondary market trading between Euroclear and/or Clearstream, Luxembourg participants will occur in the ordinary way following the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg. Secondary market trading will be settled using procedures applicable to conventional Eurobonds in registered form.

     You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the Notes through Clearstream, Luxembourg and Euroclear on Business Days. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

     In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream, Luxembourg and Euroclear on the same Business Day as in the United States. U.S. investors who wish to transfer their interests in the Notes, or to make or receive a payment or delivery of the Notes, on a particular day, may find that the transactions will not be performed until the next Business Day in Luxembourg or Brussels, in the event that Clearstream, Luxembourg or Euroclear is used.

     Clearstream, Luxembourg or Euroclear will credit payments to the cash accounts of Clearstream, Luxembourg customers or Euroclear participants in accordance with the relevant systemic rules and procedures, to the extent received by its depositary. Clearstream, Luxembourg or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the Indenture on behalf of a Clearstream, Luxembourg customer or Euroclear participant only in accordance with its relevant rules and procedures.

     Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the Notes among participants of Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

OPTIONAL REDEMPTION

     The Notes will be redeemable as a whole or in part, at our option, at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 25 basis points, plus, in each case, accrued interest thereon to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker and having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.

     "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if the release (or any successor release) is not published or does not contain the prices on that business day, (a) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (b) if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all the quotations.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

     "Reference Treasury Dealer" means each of Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. and their respective successors; provided however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute another Primary Treasury Dealer.

     We will mail notice of any redemption between 30 and 60 days preceding the redemption date to each holder of the Notes to be redeemed.

     Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions called for redemption.

SAME-DAY SETTLEMENT AND PAYMENT

     The Underwriters will settle the Notes in immediately available funds. So long as the Depositary continues to make its same-day funds settlement system available to us, we will make all payments of principal and interest on the Notes in immediately available funds.

                                  UNDERWRITING

     We and the Underwriters have entered into an Underwriting Agreement relating to the offering and sale of the Notes. In the Underwriting Agreement, we have agreed to sell to each Underwriter, and each Underwriter has severally agreed to purchase from us, the principal amount of Notes that appears opposite its name in the table below:

                                                              PRINCIPAL AMOUNT
UNDERWRITER                                                       OF NOTES
-----------                                                   ----------------
Deutsche Bank Securities Inc................................    $175,000,000
J.P. Morgan Securities Inc..................................     175,000,000
Banc of America Securities LLC..............................      25,000,000
Fleet Securities, Inc.......................................      25,000,000
Mizuho International plc....................................      25,000,000
Scotia Capital (USA) Inc....................................      25,000,000
SunTrust Capital Markets, Inc...............................      25,000,000
BNY Capital Markets, Inc....................................      12,500,000
Wachovia Securities, Inc....................................      12,500,000
                                                                ------------
          Total.............................................    $500,000,000
                                                                ============

     The obligations of the Underwriters under the Underwriting Agreement, including their agreement to purchase Notes from us, are several and not joint. Those obligations are also subject to certain conditions in the Underwriting Agreement being satisfied. The Underwriters have agreed to purchase all of the Notes if any of them are purchased.

     The Underwriters have advised us that they propose to offer the Notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The Underwriters may offer the Notes to selected dealers at the public offering price minus a selling concession of up to .400% of the principal amount of the Notes. In addition, the Underwriters may allow, and those selected dealers may reallow, a selling concession of up to .250% of the principal amount of the Notes to certain other dealers. After the initial public offering, the Underwriters may change the public offering price and any other selling terms.

     In the Underwriting Agreement, we have agreed that:

     - we will pay our expenses related to this offering, which we estimate will be $350,000; and

     - we will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Notes are a new issue of securities, and there is currently no established trading market for the Notes. In addition, we do not intend to apply for the Notes to be listed on any securities exchange or to arrange for the Notes to be quoted on any quotation system. The Underwriters have advised us that they intend to make a market in the Notes, but they are not obligated to do so. The Underwriters may discontinue any market making in the Notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the Notes, that you will be able to sell your Notes at a particular time or that the prices that you receive when you sell will be favorable.

     Short sales involve the sale by the Underwriters of a greater principal amount of Notes than they are required to purchase in the offering. The Underwriters may close out any short position by purchasing Notes in the open market. A short position is more likely to be created if Underwriters are concerned that there may be downward pressure on the price of the Notes in the open market prior to the completion of the offering. Stabilizing transactions consist of various bids for or purchases of the Notes made by the Underwriters in the open market prior to the completion of the offering. The Underwriters may impose a penalty bid. This occurs when a particular Underwriter repays to the other Underwriters a portion of the underwriting discount received by it because the representatives of the Underwriters have repurchased Notes sold by or for the account of that Underwriter in stabilizing or short covering transactions. Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the Notes. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise.

     Some of the Underwriters and their affiliates engage in various general financing and banking transactions with us and our affiliates. In particular, affiliates of the Underwriters are lenders under our revolving credit facility and will receive a portion of the amounts repaid under our revolving credit facility with the net proceeds of the offering. Because more than 10% of the net proceeds will be paid to affiliates of the Underwriters, the offering is being conducted in compliance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

PROSPECTUS
----------

                          HCA - THE HEALTHCARE COMPANY

                                 $1,500,000,000

                                DEBT SECURITIES

                             ---------------------

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf " registration process. Under this shelf process, we may, from time to time, sell the debt securities described in this prospectus in one or more offerings up to a total dollar amount of $1,500,000,000.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus.

     You should rely only on the information incorporated by reference or provided in this prospectus and the prospectus supplement. Neither we nor any underwriter has authorized anyone else to provide you with different information. This prospectus is not an offer to sell and it is not soliciting an offer to buy these debt securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

     We will provide specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

December 19, 2000

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the SEC. You may read and copy these reports at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at (800) 732-0330. You may also inspect these reports at the SEC's New York Regional Office, Seven World Trade Center, New York, New York 10048, at its Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock trades. In addition, the SEC maintains an Internet site that contains reports and other information regarding us (http://www.sec.gov).

     We have registered these securities with the SEC on Form S-3 under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the Registration Statement. You may obtain copies of the Registration Statement, including exhibits, as discussed in the first paragraph.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

     - our Annual Report on Form 10-K for the year ended December 31, 1999;

     - our Quarterly Report on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

     - our Current Reports on Form 8-K dated February 14, 2000, May 18, 2000, May 25, 2000, August 18, 2000, September 14, 2000 and October 25, 2000;
       and

     - any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

     You may obtain copies of the above information (including exhibits), upon written or oral request, without charge. You should direct requests to John M. Franck II, Corporate Secretary, HCA - The Healthcare Company, One Park Plaza, Nashville, Tennessee 37203 or by telephone at (615) 344-9551. Our web site address is www.hcahealthcare.com.

                                  THE COMPANY

     HCA - The Healthcare Company is a holding company whose affiliates own and operate hospitals and related health care entities. The term "affiliates" includes our direct and indirect subsidiaries and partnerships and joint ventures in which our subsidiaries are partners. As of September 30, 2000, these affiliates owned and operated 189 hospitals and 76 freestanding surgery centers and provided extensive outpatient and ancillary services. Our affiliates are also partners in several 50/50 joint ventures that own and operate nine hospitals and three freestanding surgery centers which are accounted for using the equity method. Our facilities are located in 24 states, England and Switzerland.

     Our primary objective is to provide a comprehensive array of quality health care services in the most cost-effective manner possible. Our hospitals provide a full range of medical services including such medical specialties as internal medicine, general surgery, cardiology, oncology, neurosurgery, orthopedics and obstetrics, as well as diagnostic and emergency services. We also provide outpatient and ancillary health care services at both our general, acute care hospitals and at our freestanding facilities, including outpatient surgery and diagnostic centers, rehabilitation facilities, home health care agencies and other facilities. In addition, we operate psychiatric hospitals which generally provide a full range of mental health care services in inpatient, partial hospitalization and outpatient settings.

     We were formed in January 1990 as a Nevada corporation and reincorporated in Delaware in July 1993. Our principal executive offices are located at One Park Plaza, Nashville, Tennessee 37203, and our telephone number at that address is (615) 344-9551.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of our consolidated earnings to fixed charges for the periods presented.

  FOR THE NINE
  MONTHS ENDED
  SEPTEMBER 30,      FOR THE YEAR ENDED DECEMBER 31,
  -------------   -------------------------------------
  2000    1999    1999    1998    1997    1996    1995
  -----   -----   -----   -----   -----   -----   -----
  1.97x   3.33x   3.11x   2.58x   1.81x   4.99x   3.94x

     For the purpose of computing the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before minority interests, income taxes and fixed charges. "Fixed charges" consist of interest expense, debt amortization costs and one-third of rent expense, which approximates the interest portion of rent expense.

                                USE OF PROCEEDS

     Unless otherwise specified in a prospectus supplement accompanying this prospectus, we intend to use the net proceeds from the sale of the debt securities for general corporate purposes. We intend to offer the debt securities periodically when prevailing interest rates and other market conditions are advantageous.

                       DESCRIPTION OF THE DEBT SECURITIES

GENERAL

     The description below of the general terms of the debt securities will be supplemented by the more specific terms in the prospectus supplement.

     We will issue the debt securities in one or more series under an indenture dated as of December 16, 1993 between us and The First National Bank of Chicago. Bank One Trust Company, N.A. succeeded The First National Bank of Chicago, which fact is reflected in a supplement to the indenture dated as of May 25, 2000. We will call Bank One Trust Company, N.A. the "Trustee." The indenture describes the terms of the debt securities and does not limit the amount of debt securities or other unsecured, senior debt that we may issue.

     The debt securities will be unsecured and will rank equally with all of our other unsecured and unsubordinated indebtedness. The indenture limits our ability and that of our subsidiaries under certain circumstances to secure debt by mortgages on our principal properties, by entering into sale and lease-back transactions or by issuing subsidiary debt or preferred stock. In a liquidation or reorganization of any of our subsidiaries, the right of holders of the debt securities to participate in any distribution is subject to the prior claims of creditors of that subsidiary, except to the extent that we are a creditor.

     In addition to the following description of the debt securities, you should refer to the detailed provisions of the indenture, a copy of which is filed as an exhibit to the Registration Statement. The article and section numbers refer to those in the indenture.

     The prospectus supplement will specify the following terms of the issue of debt securities:

     - the title of the debt securities;

     - any limit on the aggregate principal amount of the debt securities;

     - the date or dates on which the debt securities may be issued and are or will be payable;

     - the rate or rates at which the debt securities will bear interest, if any, or the method by which such rate or rates shall be determined, and the date or dates from which such interest, if any, will accrue;

     - the date or dates on which such interest, if any, will be payable, the method of determining holders to whom any of the interest shall be payable and the manner in which any interest payable on a global debt security will be paid if other than book-entry;

     - each office or agency where the principal, premium and interest on the debt securities will be payable and where the debt securities may be presented for registration of transfer or exchange;

     - the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities may be redeemed at our option;

     - our obligation, if any, to redeem, repay or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder, and the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities will be redeemed, repaid or purchased pursuant to any such obligation;

     - whether the debt securities are to be issued with original issue discount within the meaning of Section 1273(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder;

     - whether the debt securities are to be issued in whole or in part in the form of one or more global notes and, if so, the identity of the depositary, if any, for such global note or notes;

     - if other than dollars, the foreign currency or currencies or foreign currency units in which the principal, premium and interest on the debt securities shall or may be paid and, if applicable, whether at our election and/or that of the holder, and the conditions and manner of determining the exchange rate or rates;

     - any index used to determine the amount of payment of principal, premium and interest on the debt securities;

     - any addition to, or modification or deletion of, any events of default or covenants provided for with respect to the debt securities;

     - any other detailed terms and provisions of the debt securities that are not inconsistent with the indenture (Section 301); and

     - any special provisions for the payment of additional amounts with respect to the debt securities.

     The debt securities may be issued at a substantial discount below their stated principal amount. The prospectus supplement will describe any federal income tax consequences and other special considerations applicable to discount securities. Discount securities may provide for the declaration or acceleration of the maturity of an amount less than the principal amount if an event of default occurs and continues.

DENOMINATIONS, REGISTRATION AND TRANSFER

     Unless we state otherwise in a prospectus supplement, we will issue the debt securities in registered form and in denominations of $1,000 or any multiple thereof (Section 302). You will be able to exchange the debt securities of any series (other than a global note) for an equal aggregate principal amount of registered debt securities of the same series having the same maturity date, interest rate and other terms, as long as the debt securities are issued in authorized denominations. You may exchange the debt securities at the office of the Security Registrar or co-Security Registrar that we designate in a prospectus supplement. We will not impose any service charge for the exchange of any debt security; however, we may ask you to pay any taxes and other governmental charges as described in the indenture. The Security Registrar or co-Security Registrar will effect the exchange when satisfied with your documents of title and identity. We have appointed the Trustee as Security Registrar (Section 305).

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in a prospectus supplement, we will make principal, premium, and interest payments at the office of our Paying Agent. We may determine to pay any interest, including any installment of interest, (i) by check mailed to you at the address in the register or (ii) by wire transfer to the holder's account (Section 307).

     Unless otherwise indicated in a prospectus supplement, the Trustee will act as our sole Paying Agent with respect to the debt securities, through its principal office in the Borough of Manhattan, The City of New York. We will name any additional Paying Agents in a prospectus supplement. We may at any time rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, but we must maintain a Paying Agent in each place of payment for a series of the debt securities.

     If we have paid any moneys to the Trustee or a Paying Agent for the principal, premium, and interest on any debt securities, and those moneys remain unclaimed two years after due and payable, the moneys will be repaid to us and the holder of the debt securities may thereafter look only to us for any payment (Section 1103).

BOOK-ENTRY SYSTEM

     We may issue the debt securities in whole or in part in book-entry only form, which means that they will be represented by one or more permanent global notes that will be deposited with a depositary located in the United States. We will identify the depositary and describe the specific terms of the depositary arrangement in the prospectus supplement relating to each series. We will refer to this form here and in the prospectus supplement as "book-entry only." The following discussion pertains to securities that are issued in book-entry only form.

     One or more global notes will be issued to and registered in the name of the depositary or its nominee. The depositary will keep a computerized record of its participants (for example, your broker) whose clients have purchased the securities. The participant will then keep a record of its clients who purchased the securities. Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by the depositary and its participants.

     So long as a depositary or its nominee is the registered owner of a global note, it will be considered the sole owner of the debt securities under the indenture. Except as provided below, you will not be entitled to have debt securities registered in your name, will not receive or be entitled to receive physical delivery of the debt securities in definitive form and will not be considered the owner under the indenture. Certain jurisdictions that require purchasers of securities to take physical delivery of securities in definitive form may impair the ability to transfer beneficial interests in a global note. Neither we, the Trustee, any Paying Agent nor the Security Registrar will have any responsibility or liability for payments on account of, or for maintaining, supervising or reviewing any records relating to, the beneficial ownership interests.

     We will make payments of principal, premium and interest on debt securities to the depositary or its nominee, as the registered owner of the global note. We expect that the depositary for debt securities of a series, upon receipt of any payment of principal, premium or interest in respect of a global note, will credit immediately participants' accounts with payments according to their respective holdings of beneficial interests in the global note as shown on the records of the depositary. We also expect that standing instructions and customary practices will govern payments by participants to owners of beneficial interests in the global note held through the participants, as is now the case with securities held for the accounts of customers registered in "street name." These payments will be the responsibility of the participants.

     A global note may not be transferred, except that the depositary, its nominees and their successors may transfer an entire global note to one another. Debt securities represented by a global security would be exchangeable for certificates in definitive registered form with the same terms in authorized denominations only if:

     - a depositary of a series is at any time unwilling or unable to continue as depositary and we do not appoint a successor depositary within 90 days; or

     - we determine at any time not to have any debt securities represented by one or more global notes.

In either instance, an owner of beneficial interests in a global note will be entitled to have debt securities equal in principal amount to the beneficial interest registered in its name and to physical delivery in definitive form (Section 304).

LIMITATIONS ON US AND OUR SUBSIDIARIES

  Limitations on Mortgages

     The indenture provides that neither we nor any of our subsidiaries will issue, assume or guarantee any indebtedness or obligation secured by mortgages, liens, pledges or other encumbrances upon any principal property (which means each of our acute care hospitals that

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provides general medical and surgical services), unless the debt securities shall be secured equally and ratably with (or prior to) such debt (Section
1105). This restriction will not apply to:

     - mortgages securing the purchase price or cost of construction of property or additions, substantial repairs, alterations or improvements, if the debt and the mortgages are incurred within 18 months of the acquisition or completion of construction and full operation or additions, repairs, alterations or improvements;

     - mortgages existing on property at the time of its acquisition by us or our subsidiary or on the property of a corporation at the time of the acquisition of such corporation by us or our subsidiary;

     - mortgages to secure debt on which the interest payments are exempt from federal income tax under Section 103 of the Internal Revenue Code;

     - mortgages in favor of us or a consolidated subsidiary;

     - mortgages existing on the date of the indenture;

     - certain mortgages to governmental entities;

     - mortgages incurred in connection with the borrowing of funds used to repay debt within 120 days in the same principal amount secured by other mortgages on principal property with at least the same appraised fair market value;

     - mortgages incurred within 90 days (or any longer period, not in excess of one year, as permitted by law) after acquisition of the related property or equipment arising solely in connection with the transfer of tax benefits in accordance with Section 168(f)(8) of the Internal Revenue Code; and

     - any extension, renewal or replacement of any mortgage referred to above, provided the amount secured is not increased and it relates to the same property.

  Limitations on Sale and Lease-Back

     The indenture provides that neither we nor any subsidiary will enter into any sale and lease-back transaction with respect to any principal property with another person unless either:

     - we or our subsidiary could incur indebtedness secured by a mortgage on the property to be leased; or

     - within 120 days, we apply the greater of the net proceeds of the sale of the leased property or the fair value of the leased property, net of all debt securities delivered under the indenture, to the voluntary retirement of our funded debt or the acquisition or construction of a principal property (Section 1106).

  Limitations on Subsidiary Debt and Preferred Stock

     The indenture provides that none of our restricted subsidiaries may, directly or indirectly, create, incur, issue, assume or otherwise become liable with respect to, extend the maturity of, or become responsible for the payment of, any debt or preferred stock except:

     - debt outstanding on the date of the indenture;

     - debt representing the assumption by one restricted subsidiary of debt of another;

     - debt or preferred stock of any corporation or partnership existing when it becomes a subsidiary;

     - debt of a restricted subsidiary arising from agreements providing for indemnification, adjustment of purchase price or similar obligations or from guarantees, letters of credit,

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       surety bonds or performance bonds securing any of our obligations or those of our subsidiaries incurred or assumed in connection with the disposition of any business, property or subsidiary, except for the purpose of financing an acquisition, provided that the maximum aggregate liability does not exceed the gross proceeds from the disposition;

     - debt of a restricted subsidiary in respect of performance, surety and other similar bonds, bankers acceptances and letters of credit provided in the ordinary course of business;

     - debt secured by a mortgage incurred to finance the purchase price or cost of construction of property or additions, substantial repairs, alterations or improvements, if the mortgage and debt are incurred within 18 months of the later of the acquisition or completion of construction and full operation or additions, repairs, alterations or improvements and the mortgage does not relate to any other property;

     - permitted subsidiary refinancing debt (as defined in the indenture);

     - debt of a restricted subsidiary to us or another subsidiary as long as we hold it; or

     - any obligation pursuant to a permitted sale and lease-back transaction (Section 1107).

  Exempted Transactions

     Even if otherwise prohibited by these limitations, if the aggregate outstanding principal amount of all our other debt and that of our subsidiaries subject to these limitations does not exceed 15% of our consolidated net tangible assets, then:

     - we or any of our subsidiaries may issue, assume or guarantee debt secured by mortgages;

     - we or any of our subsidiaries may enter into any sale and lease-back transaction; and

     - any restricted subsidiary may issue, assume or become liable for any debt or preferred stock (Section 1108).

EVENTS OF DEFAULT

     Under the indenture, an event of default applicable to the debt securities of any series means:

     - failure to pay the principal or any premium on any debt security of that series when due;

     - failure to pay any interest on any debt security of that series when due, continued for 30 days;

     - failure to deposit any sinking fund payment in respect of any debt security of that series when due;

     - failure to perform, or the breach of, any of our other applicable covenants or warranties in the indenture, continued for 60 days after written notice;

     - events in bankruptcy, insolvency or reorganization; and

     - any other event of default provided with respect to debt securities of that series (Section 501).

     If any event of default with respect to debt securities of any series occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount, or in the case of discount securities, a portion of the principal amount, of all the debt securities of that series to be due and payable immediately. The holders may, under certain circumstances, rescind and annul this acceleration prior to obtaining a judgment or decree (Section 502).

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     Other than the duties of the Trustee during a default to act with the required standard of care, the Trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless the holders shall have offered to the Trustee reasonable indemnity (Section 603). Subject to these indemnification provisions, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of that series (Section 512).

     We will furnish the Trustee annually with a statement as to our performance of certain obligations under the indenture and as to any default in our performance (Section 1109).

MODIFICATION AND WAIVER

     We and the Trustee may modify and amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected. We must have the consent of the holder of each outstanding debt security affected to:

     - change the stated maturity of the principal of, or any installment of interest on, any debt security;

     - reduce the principal, premium or interest on any debt security;

     - reduce the amount of principal of discount securities payable upon acceleration of the maturity;

     - change the currency of payment of principal, premium or interest on any debt security;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; or

     - reduce the percentage of holders whose consent is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or certain defaults (Section
       1002).

     The holders of a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of all holders of that series, waive any past default under the indenture with respect to debt securities of that series. However, such holders may not waive a past default in the payment of principal, premium or interest, or any sinking fund installment with respect to the debt securities, or waive a covenant or provision that cannot be modified or amended, without the consent of the holders of each outstanding debt security affected (Section 513).

CONSOLIDATION, MERGER, SALE OR LEASE OF ASSETS

     We may consolidate with or merge into, or transfer or lease our assets to, any corporation without the consent of the holders of any of the outstanding debt securities under the indenture if:

     - the successor corporation assumes our obligations on the debt securities and under the indenture;

     - after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

     - other conditions are met (Section 901).

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DEFEASANCE

     If so specified in a prospectus supplement, we may be discharged from all obligations under the debt securities of any series, and we will not be subject to the limitations in the indenture discussed in the above sections, if we deposit with the Trustee trust money or U.S. government obligations that are sufficient to pay all principal, premium and interest on the debt securities of the series. We would deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not (1) cause the holders of the debt securities of the series to recognize income, gain or loss for United States income tax purposes or (2) result in the delisting of the debt securities from any national securities exchange (if so listed) (Article Fourteen).

NOTICES

     Notices to holders will be mailed to the addresses of the holders listed in the security register (Sections 101, 105).

GOVERNING LAW

     We will construe the indenture and the debt securities in accordance with the laws of the State of New York (Section 111).

CONCERNING THE TRUSTEE

     The Trustee has normal banking relationships with us.

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                              PLAN OF DISTRIBUTION

GENERAL

     We may sell the debt securities directly to purchasers or through underwriters, dealers or agents. We may distribute the debt securities in one or more transactions, either at a fixed price or varying prices, at prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The prospectus supplement will identify the terms of the offering, the names of the underwriters or agents, the purchase price, any underwriting discounts, the method of distribution and the time and place of delivery of the debt securities.

     In connection with the sale of debt securities, underwriters, dealers or agents may receive discounts, concessions or commissions from us or from purchasers for whom they act as agents. Underwriters, dealers and agents that participate in the distribution of debt securities may qualify as underwriters under the Securities Act of 1933. The prospectus supplement will identify any such underwriter, dealer or agent and describe any compensation paid by us.

     We may agree to indemnify underwriters, dealers and agents that participate in the distribution of debt securities against liabilities, including liabilities under the Securities Act of 1933.

     Since each issuance of a series of these debt securities will have no established trading market, broker-dealers may make a market in the debt securities. We cannot assure the liquidity of the trading market for the debt securities.

DELAYED DELIVERY ARRANGEMENT

     If so indicated in a prospectus supplement, we will authorize dealers or agents to solicit offers by certain institutions to purchase debt securities from us pursuant to contracts providing for payment and delivery on a future date, if so permitted by the purchaser's jurisdiction. We must approve all institutions, which may include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The dealers and other agents will not be responsible for the validity or performance of these contracts.

                                 LEGAL OPINIONS

     Bass, Berry & Sims PLC is passing upon the validity of the debt securities for us. Jenkens & Gilchrist, a Professional Corporation, is passing upon legal matters in connection with the offering of the debt securities for any underwriters, dealers or agents. Jenkens & Gilchrist has rendered, and continues to render, legal services to us.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

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                                    HCA INC.